

Mail Stop 6010

September 19, 2008

Mr. Steven L. Keller
Vice President and Chief Financial Officer
Rush Enterprises, Inc.
555 I.H. 35 South, Suite 500
New Braunfels, Texas 78130

> **Re: Rush Enterprises, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 13, 2008**
> **File No. 000-20797**

Dear Mr. Keller:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief